

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05000472

January 3, 2005

Marcy A. Bass
Senior Corporate Counsel and
Assistant Corporate Secretary
BellSouth Corporation
Legal Department
1155 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309-3610

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-3-2005



RECD S.E.C.
JAN 5 2005
1086

Re: BellSouth Corporation
Incoming letter dated December 10, 2004

Dear Ms. Bass:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to BellSouth by Frank Schingle. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 10 2005
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Frank Schingle
6839 Lindal Rd.
Knoxville, TN 37931

732713

BellSouth Corporation
Legal Department
1155 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309-3610

marcy.bass@bellsouth.com

Marcy A. Bass
Senior Corporate Counsel and
Assistant Corporate Secretary

404 249 3875
Fax 404 249 4766

December 10, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BellSouth Corporation
Rule 14a-8, Proposals of Security Holders

Ladies and Gentlemen:

BellSouth Corporation ("BellSouth" or the "Company") has received from Mr. Frank Schingle (the "Proponent"), by letter dated October 14, 2004, a shareholder proposal (the "Proposal") for inclusion in BellSouth's proxy statement for its 2005 Annual Meeting of Shareholders ('Proxy Materials"). The Proponent included with the Proposal a supporting statement (the "Supporting Statement") that sets forth the Proponent's reasons for advocating that the Proposal be adopted by the Company's shareholders. Copies of the Proposal and the Supporting Statement are attached as Exhibit "A".

The Proposal states as follows:

"Resolved, that the shareholders of BellSouth Corporation ask the board of directors to establish a one-time five percent (5%) increase in the pension for all BellSouth employees who retired prior to January 1, 2000 and a one-time two percent (2%) increase in pension for all BellSouth employees who retired after January 1, 2000 with an annuity option. Furthermore, as the 2004 official Consumer Price Index (CPI) of the Bureau of Labor Statistics data becomes available, BellSouth would have six months from that date to increase pensions of these same retirees by one half (1/2) this official government rate (sic) This same procedure to continue annually."

The Proponent's Supporting Statement asserts that the BellSouth pension plan "is more than adequately funded."

For the reasons set forth below, BellSouth intends to omit the Proposal from its Proxy Materials and respectfully requests the Staff of the Division of Corporation

Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission if the Proposal is omitted.

1. Rule 14a-8(i)(7). Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if it deals with a matter related to the company's ordinary business operations. The Proposal asks the Company for an increase in retiree pensions. The Staff of the Division of Corporate Finance ("Staff") has repeatedly held that proposals to change retiree benefits are excludable from a company's proxy materials on the grounds that these matters relate to the conduct of ordinary business operations. See Raytheon Company (January 30, 2004); General Electric Company (January 16, 2002); DTE Energy Company (January 22, 2001); International Business Machines Corporation (January 2, 2001); Avery Denniston Corporation (November 29, 1999) and General Electric Company (January 26, 1998). In each of the foregoing cases, the Staff concurred that proposals requesting cost of living adjustments for former employees receiving pensions could be omitted as relating to "ordinary business operations."

Moreover, the Staff has recognized that shareholder proposals seeking increased pension benefits as a result of pension plans being overfunded are excludable because they pertain to ordinary business operations. Raytheon Company (January 30, 2004); General Electric Company (January 16, 2002). As the present Proposal makes exactly this kind of request, it should be excludable from the Proxy Materials.

2. Rule 14a-8(i)(4). Rule 14a-8(i)(4) permits exclusion of a shareholder proposal from a registrant's proxy materials if it "relates to the redress of a personal claim or grievance against the registrant, ... or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared by the other shareholders at large." The SEC has established that the reason for the shareowner proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release No. 34-3638 (January 3, 1945). The reason for the personal grievance exclusion is to permit registrants to exclude shareholder proposals that involve disputes that are not of interest to all shareowners. The provision was adopted "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release No. 34-12999 (November 22, 1976).

In this instance, the Proponent identifies two retirees from the Company who are currently receiving pensions. It is clear that the Proposal is designed to result in a benefit to these two retirees and the Company's other retirees by virtue of their status as retirees rather than the shareholders at large.

The Staff has consistently permitted the exclusion of proposals submitted by retirees relating to changes in pension benefits pursuant to Rule 14a-8(i)(4). See, e.g., International Business Machines Corp. (January 20, 1998)(proposal to raise minimum monthly pension); General Electric Co. (January 25, 1994)(proposal to adjust retirees' pensions upwards to reflect changes to pension plan after retirement); and International Business Machines Corp. (January 25, 1994)(proposal to raise minimum monthly pension).

For the reasons set forth above, it is my opinion, as counsel for the Company, that the Proposal may be properly omitted from the Company's 2005 Proxy Materials because it deals with "a matter relating to the company's ordinary business," e.g., employee benefits.

In the event that the Staff does not concur with the Company's position that the Proposal may be excluded from the Company's 2005 Proxy Materials, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. A copy of this letter is being mailed concurrently to the Proponent, pursuant to Rule 14a-8(d), to advise him of BellSouth's intention to omit the Proposal from its proxy materials. Five additional copies of this letter and the attachments are also enclosed. Please acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgement copy and returning it to us in the enclosed self-addressed, stamped envelope. In addition, should you have questions or comments concerning this letter, please contact the undersigned at (404) 249-3875.

Very truly yours,



Marcy A. Bass

MAB/jjr
Encls.
cc: Mr. Frank Schingle

EXHIBIT A

Proposal: Pension increase
Mr. Frank Schingle, 6839 Lindal Rd., Knoxville, TN 37931 record owner of 105 plus shares of BellSouth common stock on September 01, 2004, has submitted the following proposal for consideration at the 2005 Annual Meeting:

Resolved, that the shareholders of BellSouth Corporation ask the board of directors to establish a one-time five percent (5 %) increase in the pension for all BellSouth employees who retired prior to January 1, 2000 and a one-time two percent (2%) increase in pension for all BellSouth employees who retired after January 1, 2000 with an annuity option. Furthermore, as the 2004 official Consumer Price Index (CPI) of the Bureau of Labor Statistics data becomes available, BellSouth would have six months from that date to increase pensions of these same retirees by one half (½) this official government rate This same procedure to continue annually.

Though these increases would not come close to the loss in purchasing power these retirees have endured, it would be a step in the right direction for BellSouth to demonstrate it's appreciation and awareness as to how much these retirees contributed to the robust health the company enjoys today.

A few examples of loss of purchasing power for these retirees follows:

David Cline		Ruby Kline	
Retired 11/01/93		Retired 7/1/64	
Pension at retirement	$1442.19	Pension at retirement	$0199.11
Pension as of 6/30/04	$1471.04	Pension as of 6/30/04	$0581.33
Pension with CPI	$1868.36	Pension with CPI	$1202.37
Loss of purchasing power	$0397.32	Loss of purchasing power	$0621.04
5 % increase would be	$ 73.55	5 % increase would be	$ 29.06

The pension fund is more than adequately funded. Fair value of plan assets at the end of 2003 was $14,605,000,000 as per BellSouth Corporation 2003 Annual Report, page seventy- three (73). It is only just and fair that the pensions of these retirees be increased to help defray constantly increasing cost of living. It is a contradiction for those in positions of leadership to deny these people a decent and dignified retirement, while being so generous in salaries, bonuses, benefits and retirement packages for themselves.

The Company ***does not*** have to address any proposal that the Communication Worker's of America may put forth on behalf of those already retired. These retirees have ***no*** clout and ***no*** representation. Their only hope is a ***YES*** vote by the stockholders.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BellSouth Corporation
Incoming letter dated December 10, 2004

The proposal asks the board to increase the pensions of BellSouth retirees.

There appears to be some basis for your view that BellSouth may exclude the proposal under rule 14a-8(i)(7), as relating to BellSouth's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if BellSouth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which BellSouth relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel